Exhibit 3(i)

CERTIFICATE OF TRUST

OF

SOLIDX BITCOIN TRUST

THIS Certificate of Trust of SolidX Bitcoin Trust (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust formed hereby is SolidX Bitcoin Trust.

2. Delaware Trustee. The name and address of the trustee of the Trust with a principal place of business in the State of Delaware are Delaware Trust Company, 2711 Centerville Road, Suite 210, Wilmington, DE 19808.

3.Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with
Section 3811(a)(1) of the Act.

DELAWARE TRUST COMPANY, not in its individual capacity but solely as Trustee of the Trust

By:	/s/ Alan R. Halpern
Name:	Alan R. Halpern
Title:	Vice President